Exhibit 12

Questar Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited)

	12 Months Ended September 30,
	2003	2002
	(Dollars In Thousands)
Earnings

Income before income taxes and cumulative effect of Accounting change	$294,198	$221,931
Less company’s share of earnings of equity investees	(5,374)	(10,974)
Plus distributions from equity investees	7,824	14,163
Less minority interest in loss	(368)	(572)
Plus debt expense	73,969	78,706
Plus allowance for borrowed funds used during construction	58	2,565
Plus interest portion of rental expense	2,484	2,623
	$372,791	$308,442
Fixed Charges

Debt expense	$73,969	$78,706
Plus allowance for borrowed funds used during construction	58	2,565
Plus interest portion of rental expense	2,484	2,623
	$76,511	$83,894

Ratio of Earnings to Fixed Charges	4.87	3.68

For purposes of this presentation, earnings represent income before income taxes and cumulative effects of accounting changes adjusted for fixed charges, earnings and distributions of equity investees and equity in minority interest. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%.  Income before income taxes and cumulative effects of accounting changes include Questar’s share of pretax earnings of equity investees.